SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 16)


                         GOLDEN STATE BANCORP INC.
                     ----------------------------------
                              (Name of issuer)


                  Common Stock, par value $1.00 per share
            ---------------------------------------------------
                       (Title of class of securities)


                                381197 10 2
                 ------------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
              -------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             November 14, 2001
                            -------------------
                       (Date of event which requires
                         filing of this statement)

     If the filing person has previously filed a statement on Schedule
 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
                            following box |_|.

                             Page 1 of 9 Pages
                          Exhibit Index on Page 9



CUSIP No. 381197 10 2
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  0
        NUMBER OF           ---------------------------------------------------
         SHARES             8     SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY                  42,949,525
          EACH              ---------------------------------------------------
        REPORTING           9     SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0
                            ---------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 42,949,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
         CERTAIN SHARES*

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------


CUSIP No. 381197 10 2
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------- ----------------------------------
4        SOURCE OF FUNDS*
            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  0
          NUMBER OF         ---------------------------------------------------
            OF              8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              42,949,525
           OWNED BY         ---------------------------------------------------
           EACH             9     SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                 0
            WITH            ---------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   42,949,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     /_/
         CERTAIN SHARES*

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------




         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001 and Amendment No. 14 thereto dated November 19, 2001 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 4.  Purpose of Transaction.
         ----------------------

         The following is added to the response to Item 4:

         On November 14, 2001 Investments Corp. entered into a stock purchase agreement with JPMorgan Chase Bank ("JPMCB")and J.P. Morgan Securities Inc. as its agent (the "Stock Purchase Agreement")and received acknowledgment of the execution and pricing of a transaction pursuant to the Stock Purchase Agreement (the "Pre-Pricing Acknowledgment") with respect to 1,000,000 shares of Common Stock, resulting in a payment to Investments Corp. of $20,274,030 (the "Proceeds Amount"). The Proceeds Amount is 80.4% of a $25,230,000 aggregate contract price ($25.23 per share), with the difference representing principally a financing cost to Investments Corp. over the two-year term of the transaction, as well as a fee component for JPMCB. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to JPMCB on November 16, 2003 (the "Maturity Date") will be determined pursuant to a formula described in Item 6 of this filing.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The following is added to the response to Item 5:

         (a) - (b) As of July 31, 2001, based upon the Company's quarterly report on Form 10-Q for the second quarter 2001, there were 135,666,624 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on
Schedule 13D,(iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock,
(v) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock, and
(vi) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the
         Issuer.
         -----------------------------------------------

         The following is added to the response to Item 6:

         On November 14, 2001, Investments Corp. and JPMCB entered into a Pre-Pricing Acknowledgment for a transaction to be entered into under the Stock Purchase Agreement and the Pledge Agreement, each dated as of November 14, 2001, with respect to 1,000,000 shares of Common Stock. On November 16, 2001, JPMCB confirmed the execution and pricing of such transaction in a Pricing Schedule dated that date. On November 21, 2001, pursuant to the Pledge Agreement, Investments Corp. deposited into a collateral account with JPMCB 1,000,000 shares of Common Stock (the "Underlying Shares") and JPMCB paid to Investments Corp. $20,274,030. On the Maturity Date or earlier termination of this transaction pursuant to the Stock Purchase Agreement, Investments Corp. will have the right to settle its obligations to JPMCB with respect to the Underlying Shares by delivering to JPMCB from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) with a value equal to the product of (a) the number of Underlying Shares and (b) the Settlement Ratio.

         The Settlement Ratio will be determined as follows:

         (i) if the average closing price per share of Common Stock on the last five trading days up to and including the Maturity Date (the "Settlement Price") is less than $35.32 (the "Upside Limit") but greater than $25.23 (the "Hedged Value"), the Settlement Ratio will be a ratio equal to the Hedged Value divided by the Settlement Price;

         (ii) if the Settlement Price is equal to or greater than the Upside Limit, the Settlement Ratio shall be a ratio equal to the sum of (x) a fraction the numerator of which is the Hedged Value and the denominator of which is the Settlement Price and (y) a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Limit and the denominator of which is equal to the Settlement Price; or

         (iii) if the Settlement Price is equal to or less than the Hedged Value, the Settlement Ratio will be ONE (1).


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:


                  Exhibit 27. Stock Purchase Agreement dated as of November 14, 2001 between GSB
                                    Investments Corp. and JPMorgan Chase
                                    Bank, acting through J.P. Morgan
                                    Securities Inc. as its agent

                  Exhibit 28.       Pledge Agreement dated as of
                                    November 14, 2001 among GSB
                                    Investments Corp., JPMorgan Chase
                                    Bank, as Secured Party, and JPMorgan
                                    Chase Bank, as Collateral Agent

                  Exhibit 29. Pre-Pricing Acknowledgment dated November 14, 2001 between GSB
                                    Investments Corp. and JPMorgan Chase
                                    Bank, acting through J.P. Morgan
                                    Securities Inc. as its agent

                  Exhibit 30. Pricing Schedule dated November 16, 2001 from JPMorgan Chase Bank, acting through J.P. Morgan
                                    Securities Inc. as its agent, to GSB
                                    Investments Corp.



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: November 29, 2001

                                          MAFCO HOLDINGS INC.


                                          By: /s/ Barry F. Schwartz
                                             ----------------------------------
                                             Barry F. Schwartz
                                             Executive Vice President
                                                   and General Counsel


                                          GSB INVESTMENTS CORP.


                                          By: /s/ Barry F. Schwartz
                                             ----------------------------------
                                             Barry F. Schwartz
                                             Executive Vice President
                                                   and General Counsel



                               EXHIBIT INDEX



Exhibit

27 Stock Purchase Agreement dated as of November 14, 2001 between GSB Investments Corp. and JPMorgan
                  Chase Bank, acting through J.P. Morgan Securities Inc. as its agent

28 Pledge Agreement dated as of November 14, 2001 among GSB Investments Corp., JPMorgan Chase Bank, as Secured Party, and JPMorgan Chase Bank, as
                  Collateral Agent

29 Pre-Pricing Acknowledgment dated November 14, 2001 between GSB Investments Corp. and JPMorgan Chase Bank, acting through J.P. Morgan Securities Inc. as its agent

30                Pricing Schedule dated November 16, 2001 from
                  JPMorgan Chase Bank, acting through J.P. Morgan
                  Securities Inc. as its agent, to GSB Investments
                  Corp.